Exhibit 21.1

SUBSIDIARIES OF THE COMPANY

Name of Subsidiary	State or Jurisdiction of Incorporation

DMC Korea Inc.	Colorado

DynaEnergetics Beteiligungs GmbH	Germany

DYNAenergetics Canada Inc	Canada

DynaEnergetics Colombia SAS En	Colombia

DynaEnergetics GmbH & Co., KG	Germany

DynaEnergetics Holding GmbH	Germany

DynaEnergetics US, Inc	Colorado

Dynamic Materials Corporation (HK) Ltd	Hong Kong

Dynamic Materials Luxembourg 1 S.a r.L	Luxembourg

Dynamic Materials Luxembourg 2 S.a r.L	Luxembourg

Nobelclad Europe GmbH & Co., KG	Germany

Nobelclad Europe Holdings GmbH	Germany

TOO KAZ DYNAEnergetics	Kazakhstan

ooo DYNAenergetics Siberia	Russia

Nitro Metall Aktiebolag	Sweden

Nobelclad Europe SAS	France

Dynamic Materials Corporation (Shanghai) Trading Co. Ltd.	China